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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 5 April 2005

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc

To:
London Stock Exchange
Johannesburg Stock Exchange
New York Stock Exchange

Date: 5 April 2005

For Release: Immediately

Contact: Jamin Lawton +44 (0) 20 7802 4108

Notification of interests of directors

BHP Billiton Plc announces the following transactions made by Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, in Ordinary shares of US$0.50 in BHP Billiton Plc.

1) Date of              Type of            Number of               Price per           Date
    Transaction       Transaction     Shares                    Share                Notified

     01 April 2005       Transfer             488                         N/A              4 April 2005
     01 April 2005       Transfer          1,269                         N/A              4 April 2005

These transactions were made on behalf of a beneficiary of the Company's Co-Investment Plan (not any director of BHP Billiton Plc subject to the Company's Securities Dealing Code).

2) Date of              Type of            Number of               Price per           Date
    Transaction       Transaction     Shares                    Share                Notified

    01 April 2005         Transfer            22,594                     N/A                4 April 2005
    01 April 2005         Transfer              9,528                     N/A                4 April 2005
    01 April 2005         Transfer              7,146                     N/A                4 April 2005
    01 April 2005         Transfer              9,775                     N/A                4 April 2005
    01 April 2005         Transfer              8,512                     N/A                4 April 2005
    01 April 2005         Transfer              8.512                     N/A                4 April 2005

These transactions were made on behalf of a beneficiary of the Company's Group Incentive Scheme (not any director of BHP Billiton Plc subject to the Company's Securities Dealing Code).

Following the above transactions Messrs C W Goodyear and M Salamon have an interest in the balance held by the Trust of 1,301,845 shares as potential beneficiaries of the Trust.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 5 April 2005